November 21, 2005

Mail Stop 4561

Charles T. Jensen
President and Chief Executive Officer
NeoMedia Technologies, Inc.
2201 Second Street, Suite 402
Fort Myers, Florida 33901

Re:	NeoMedia Technologies, Inc.
	Amendment 3 to Registration Statement on Form S-3
	Filed November 7, 2005
	File No. 333-125239

Dear Mr. Jensen:

	We have reviewed your filing and have the following additional comments.

General
1. We refer you to comment 1 of our letter dated June 24, 2005. We note that you still have outstanding comments on your Form S-4, File
No. 333-123848. Please be advised that these comments must be resolved before your registration statement on Form S-3 is declared effective.

Where You Can Find More Information, page 21
2. Please revise this section to include the new address of the SEC
Headquarters at 100 F Street, N.E. Washington, D.C. 20549.  See
Note
to Item 12(c)(1) of Form S-3.

Information We Incorporate by Reference, page 22
3. We refer you to comment 8 of our letter dated June 24, 2005 and comment 1 of our letter concerning your Form S-4, File No. 333-123848 dated August 5, 2005.  Please tell us how you intend to revise your
S-3 to include or incorporate by reference, the financial
statements
of Mobot, Inc and changes precipitated by our outstanding comments on
your Form S-4.   See Item 310(c) of Regulation S-B.





* * * * *

If you have any questions, please call Adam Halper, at (202) 551-
3482.  If you require additional assistance you may contact Sara
Kalin, at (202) 551-3454 or the undersigned, at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director




cc:	Via Facsimile
      Ronald S. Haligman, Esq.
      Kirkpatrick & Lockhart LLP
      201 S. Biscayne Blvd. Suite 2000
	Phone: (305) 539-3305
      Fax: (305) 358-7095
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Charles T. Jensen
NeoMedia Technologies, Inc.
November 21, 2005
Page 1